Exhibit 99.1

ZTO Reports First Quarter 2018 Unaudited Financial Results

Shanghai, May 9, 2018 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the first quarter ended March 31, 20181.

First Quarter 2018 Financial Highlights

•                                          Revenues2 were RMB3,544.4 million (US$565.1 million), an increase of 35.6% from RMB2,614.6 million in the same period of 2017.

•                                          Gross profit was RMB1,032.1 million (US$164.5 million), an increase of 41.3% from RMB730.6 million in the same period of 2017.

•                                          Net income was RMB557.5 million (US$88.9 million), an increase of 10.9% from RMB502.9 million in the same period of 2017.

•                                          Adjusted EBITDA3 was RMB1,099.1 million (US$175.2 million), an increase of 36.5% from RMB805.0 million in the same period of 2017.

•                                          Adjusted net income4 was RMB757.2 million (US$120.7 million), an increase of 50.5% from RMB503.1 million in the same period of 2017.

•                                          Basic and diluted earnings per American depositary share (“ADS”5) were RMB0.78 (US$0.12), compared to RMB0.70 in the same period of 2017.

•                                          Net cash provided by operating activities was RMB214.2 million (US$34.1 million), compared with RMB331.5 million in the same period of 2017.

First Quarter 2018 Operational Highlights

•                                          Parcel volume in the first quarter of 2018 was 1,599 million, an increase of 36.0% from 1,175 million in the same period last year.

•                                          Number of pickup/delivery outlets was around 28,700 as of March 31, 2018.

•                                          Number of network partners was over 9,300, which included over 3,900 direct network partners and over 5,400 indirect network partners as of March 31, 2018.

•                                          Number of line-haul vehicles was over 4,600 as of March 31, 2018, which included around 3,500 self-owned vehicles and around 1,100 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                                          Number of self-owned trucks decreased to over 3,500 as of March 31, 2018, from 3,600 as of December 31, 2017, however, among which the number of high capacity 15-17 meter long models increased to over 1,900 as of March 31, 2018, compared to over 1,800 as of December 31, 2017.

•                                          Number of line-haul routes between sorting hubs was over 1,920 as of March 31, 2018.

•                                          Number of sorting hubs was 83 as of March 31, 2018, among which 76 are operated by the Company and 7 by the Company’s network partners.

(1)   An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

(2)  Starting from January 1, 2018, the Company adopted a new revenue accounting standard (ASC 606), which requires its delivery services revenue to be recognized over time, and uses a modified retrospective approach to adopt this standard. The January 1, 2018 balance of retained earnings was not adjusted due to the immaterial cumulative net impact of adopting ASC 606. The impact of applying ASC 606 as compared with previous guidance applied to revenues and costs was not material for the three months ended March 31, 2018.

(3)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense.

(4)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense.

(5)   One ADS represents one Class A ordinary share.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “Driven largely by strong growth in e-commerce, express delivery volumes grew faster than anticipated during the quarter providing us with an opportunity to respond quickly and benefit from the growth. Our parcel volumes grew 36% to reach 1.6 billion which increased our market share to 16.1% from 15.5% just a quarter ago. At the same time, we generated strong profit growth with adjusted net income increasing over 50% year-over-year from RMB503.1 million to RMB757.2 million.”

“During the first quarter, we continued to focus on strengthening our sorting and transit capabilities and efficiencies, and network stability. More high capacity trailer trucks were put into service, which combined with better route planning, resulted in increased transit efficiency. The various types of automated sorting equipment installed last year successfully ramped up capacity to handle the increased volumes during the first quarter with improved sorting efficiency. Meanwhile, we continued to fine tune the structure of our network of partners, further improving their economics and strengthening relationships. In addition, our continued investment into developing technology is providing a wide array of integrated data-driven tools that allow employees and partners across our ecosystem to connect and collaborate. We have also begun focusing on creating more organizational efficiencies. Sorting and transit hubs managers have been given greater autonomy to pursue and implement solutions aimed at developing synergies and more efficient use of existing resources. Recent organizational changes at headquarters and renewed leadership are cutting down corporate barriers and allowing operations to become more effective.”

Mr. Lai concluded, “We got off to a good start in 2018 and are excited about the growth opportunities in China’s express delivery industry. Our overall goal is to outpace the industry average growth rate by 10 percentage points each year while providing high quality of services and generating superior profit, and solidify our leadership position in the market.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “Our focus on operational excellence and corporate responsiveness allowed us to quickly adapt to a surge in growth from e-commerce during the quarter and resulted in both the parcel volume and adjusted net income exceeding expectations. Gross margin rose to 29.1% year over year from 27.9% mainly driven by efficiency gains in transportation and sorting operations. As a percentage of revenues, sorting hub cost and line-haul transportation cost decreased to 19.4% and 33.4% this quarter, respectively, from 21.3% and 42.8% last year, respectively. Prioritize volume growth by strengthening and relying on Company’s competitive advantages allowed us to maintain high quality of services and deliver healthy profit expansion.”

First Quarter 2018 Financial Results

	Three Months Ended March 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	2,510,668	96.0	3,086,997	492,140	87.1
Freight forwarding services	—	—	293,275	46,755	8.3
Sale of accessories	103,926	4.0	150,843	24,048	4.3
Others	—	—	13,289	2,118	0.3
Total revenues	2,614,594	100.0	3,544,404	565,061	100.0

Revenues were RMB3,544.4 million (US$565.1 million), an increase of 35.6% from RMB2,614.6 million in the same period of 2017. Revenue from express delivery services increased by 23.0% compared to the same period of 2017, mainly driven by a 36% increase in parcel volume and partially offset by the decrease in unit price per parcel as a result of a decrease in weight per parcel. Freight forwarding services acquired during the fourth quarter of 2017 contributed revenue of RMB293.3 million during the first quarter of 2018. The increase in revenue from sales of accessories was mainly due to the increase of sales in thermal paper used for printing of digital waybills. Other revenues are composed of exploratory new service offerings such as cloud warehousing solutions.

	Three Months Ended March 31,
	2017		2018
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,120,089	42.8	1,183,638	188,700	33.4
Sorting hub cost	556,186	21.3	686,437	109,434	19.4
Freight forwarding cost	—	—	283,670	45,224	8.0
Cost of accessories sold	62,448	2.4	88,717	14,144	2.5
Other costs	145,222	5.6	269,816	43,014	7.6
Total cost of revenues	1,883,945	72.1	2,512,278	400,516	70.9

Total cost of revenues were RMB2,512.3 million (US$400.5 million), an increase of 33.4% from RMB1,883.9 million in the same period last year. Total cost of revenues includes RMB283.7 million in costs associated with the freight forwarding business acquired during the fourth quarter of 2017, which is mainly composed of shipping, last-mile delivery, and cargo handling costs.

•                  Line haul transportation cost was RMB1,183.6 million (US$188.7 million), an increase of 5.7% from RMB1,120.1 million in the same period last year. As a percentage of revenues, line-haul transportation cost decreased to 33.4% from 42.8% in the same period last year, which was mainly driven by (i) a decrease in weight per parcel, and (ii) increased usage of self-owned and more efficient high capacity trailer trucks. The total transportation cost of self-owned trucks accounted for 53.4% of the total truck transportation cost in this quarter, compared to 40.6% in the same period last year.

•                  Sorting hub operating cost was RMB686.4 million (US$109.4 million), an increase of 23.4% from RMB556.2 million in the same period last year. As a percentage of revenues, sorting hub cost decreased to 19.4% from 21.3% in the same period last year, mainly due to the increased level of automation in the Company’s sorting facilities which offset a portion of the continuous increase in labor cost per headcount. As of March 31, 2018, 59 sets of automation sorting equipment have been put into use, compared to 17 sets as of March 31, 2017. As a result, the average number of headcount of sorting hub workers increased by only 7% when compared to the first quarter of 2017, significantly less than the 36.0% increase in parcel volume during the first quarter of 2018.

•                  Cost of accessories was RMB88.7 million (US$14.1 million), an increase of 42.1% from RMB62.4 million in the same period last year. The increase was in line with the increase in the sale of thermal paper for waybill printing by 59.0% compared to the same period last year.

•                  Other costs were RMB269.8 million (US$43.0 million), increased by RMB124.6 million compared to the same period last year, primarily due to (i) an increase of RMB60.5 million (US$9.6 million) in dispatching costs associated with serving enterprise customers, (ii) an increase of RMB46.6 million (US$7.4 million) in the taxes surcharge, and (iii) an increase of RMB24.6 million (US$3.9 million) in the IT related expenses.

Gross Profit was RMB1,032.1 million (US$164.5 million), an increase of 41.3% from RMB730.6 million in the same period last year. Gross margin increased to 29.1% from 27.9% in the same period last year, mainly attributable to the savings in the transportation and sorting cost.

Total Operating Expenses were RMB333.7 million (US$53.2 million), compared to RMB73.9 million in the same period last year.

•                  Selling, general and administrative expenses were RMB415.6 million (US$66.3 million), compared to RMB162.0 million in the same period last year. The increase was mainly due to (i) an increase in share-based compensation expenses from RMB0.3 million in the first quarter of 2017 to RMB199.7 million (US$31.8 million) in the first quarter of 2018, (ii) an increase of salary and accrued bonus of RMB31.9 million, and (iii) an increase of fixed assets disposal loss of RMB9.8 million. As a percentage of revenue, selling, general and administrative expenses accounted for 11.7%, compared to 6.2% during the same period last year, primarily due to the one-time impact from share-based compensation expenses in the first quarter of 2018.

•                  Other operating income, net was RMB81.9 million (US$13.1 million), compared to RMB88.0 million in the same period last year. Other operating income mainly includes the subsidy income of RMB71.9 million (US$11.5 million) and RMB95.0 million received in the first quarter of 2018 and 2017, respectively.

Income from operations was RMB698.4 million (US$111.3 million), an increase of 6.3% from RMB656.7 million in the same period last year. Operating margin decreased to 19.7% from 25.1% in the same period last year, of which, 5.6% decrease was attributable to the impact from the share-based compensation expenses.

Interest income was RMB60.3 million (US$9.6 million), compared with RMB28.6 million in the same period in 2017, primarily due to the increased amount of cash and interest-earning bank deposits since the Company’s initial public offering in October 2016.

Interest expense was RMB0.8 million (US$0.1 million) on bank borrowings, compared with RMB5.7 million in the same period in 2017, as a result of the decreased balance in short term loans during the first quarter of 2018.

Foreign currency exchange loss, before tax was RMB36.8 million (US$5.9 million), which was mainly due to the depreciation of the U.S. dollar against the Chinese renminbi.

Net income was RMB557.5 million (US$88.9 million), compared with RMB502.9 million in the same period last year.

Basic and diluted earnings per ADS were RMB0.78 (US$0.12), compared with basic and diluted earnings per ADS of RMB0.70 in the same period last year.

Adjusted net income was RMB757.2 million (US$120.7 million), compared with adjusted net income of RMB503.1 million during the same quarter last year.

EBITDA was RMB899.4 million (US$143.4 million), compared with RMB804.8 million in the same period last year.

Adjusted EBITDA was RMB1,099.1 million (US$175.2 million), compared to RMB805.0 million in the same period last year.

Net cash provided by operating activities was RMB214.2 million (US$34.1 million), compared with 331.5 million in the same period last year. Net cash provided by operating activities reflected RMB119.3 million (US$19.0 million) of short-term financing provided to network partners for general operating activities, and an estimated RMB160 million of income taxes incurred for 2017 and paid during the first quarter of 2018 which will be refunded from tax authority due to reduced income tax rate applicable for high and new technology enterprises.

Business Outlook

Based on current market conditions and current operations, the Company’s parcel volume for the second quarter of 2018 is expected to be in the range of 2,020 million to 2,060 million, representing a 35.3% to 38.0% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB1,000 million (US$159.4 million) to RMB1,050 million (US$167.4 million), representing a 36.9% to 43.8% increase from the same period of 2017. These estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On May 21, 2017, the Company announced a share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$300 million during the 12-month period thereafter. As of March 31, 2018, the Company has purchased an aggregate of 13,388,901 ADSs at an average purchase price of US$14.33, including repurchase commissions.

The Company believes that the share repurchase program represents ZTO’s confidence in its cash flow, and in the long-term outlook for the express delivery industry in China. ZTO’s fast-growing strategy, asset-light business model and solid operation have demonstrated strong capability for cash generating. The Company believes that the share repurchase program is consistent with the goal of increasing shareholders’ value.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2726 to US$1.00, the noon buying rate on March 31, 2018 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, May 9, 2018 (9:00 AM Beijing Time on May 10, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-201203
International:	1-412-317-6061
Passcode:	4045299

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 16, 2018:

United States:	1-877-344-7529

International:	1-412-317-0088

Passcode:	10119704

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the first quarter of 2018, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2018 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	2,614,594	3,544,404	565,061
Cost of revenues	(1,883,945)	(2,512,278)	(400,516)
Gross profit	730,649	1,032,126	164,545
Operating income (expenses):
Selling, general and administrative	(161,974)	(415,626)	(66,261)
Other operating income, net	88,039	81,907	13,058
Total operating expenses	(73,935)	(333,719)	(53,203)
Income from operations	656,714	698,407	111,342
Other income (expenses):
Interest income	28,624	60,321	9,617
Interest expense	(5,708)	(773)	(123)
Foreign currency exchange loss, before tax	(2,972)	(36,752)	(5,859)
Income before income tax, and share of loss in equity method investments	676,658	721,203	114,977
Income tax expense	(166,609)	(154,280)	(24,596)
Share of loss in equity method investments	(7,179)	(9,468)	(1,509)
Net income	502,870	557,455	88,872
Net loss (income) attributable to noncontrolling interests	681	(696)	(111)
Net income attributable to ZTO Express (Cayman) Inc.	503,551	556,759	88,761
Net earnings per share/ADS attributable to ordinary shareholders

Basic	0.70	0.78	0.12
Diluted	0.70	0.78	0.12
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	720,564,604	710,715,557	710,715,557
Diluted	721,326,067	711,321,353	711,321,353
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(89,013)	(266,504)	(42,487)
Comprehensive income	413,857	290,951	46,385
Comprehensive loss (income) attributable to noncontrolling interests	681	(696)	(111)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	414,538	290,255	46,274

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	5,425,024	3,387,554	540,056
Restricted cash	348,710	108,137	17,240
Accounts receivable, net of allowance for doubtful accounts of RMB13,798 and RMB13,793 at December 31, 2017 and March 31, 2018, respectively	287,835	270,772	43,167
Financing receivables	64,030	183,355	29,231
Short-term investment	5,224,559	5,544,978	884,000
Inventories	34,231	30,537	4,868
Advances to suppliers	263,574	234,333	37,358
Prepayments and other current assets	719,983	828,170	132,030
Amounts due from related parties	9,900	27,900	4,448
Total current assets	12,377,846	10,615,736	1,692,398
Investments in equity investees	610,160	601,939	95,963
Property and equipment, net	6,473,010	6,856,075	1,093,020
Land use rights, net	1,602,908	1,834,504	292,463
Intangible assets, net	60,424	58,874	9,386
Goodwill	4,241,541	4,241,541	676,201
Deferred tax assets	152,763	241,806	38,550
Other non-current assets	308,986	370,106	59,004
TOTAL ASSETS	25,827,638	24,820,581	3,956,985
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	250,000	—	—
Accounts payable	889,139	928,383	148,006
Advances from customers	258,965	193,577	30,861
Income tax payable	221,926	(80,999)	(12,913)
Amounts due to related parties	114,913	73,096	11,653
Acquisition consideration payable	130,004	27,945	4,455
Dividends payable	—	533,098	84,988
Other current liabilities	2,281,067	2,212,717	352,761
Total current liabilities	4,146,014	3,887,817	619,811
Deferred tax liabilities	157,320	155,837	24,844
Acquisition consideration payable	22,942	22,942	3,657
Other non-current liabilities	60,045	57,889	9,229
TOTAL LIABILITIES	4,386,321	4,124,485	657,541

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 731,406,440 shares issued and 710,804,716 shares outstanding as of December 31, 2017; 731,406,440 shares issued and 709,414,222 shares outstanding as of March 31, 2018)	471	471	75
Additional paid-in capital	15,975,979	15,173,834	2,419,066
Treasury shares, at cost	(914,611)	(1,148,638)	(183,120)
Retained earnings	6,669,370	7,226,129	1,152,015
Accumulated other comprehensive (loss) income	(295,896)	(562,400)	(89,660)
ZTO Express (Cayman) Inc. shareholders’ equity	21,435,313	20,689,396	3,298,376
Noncontrolling interests	6,004	6,700	1,068
Total Equity	21,441,317	20,696,096	3,299,444
TOTAL LIABILITIES AND EQUITY	25,827,638	24,820,581	3,956,985

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	331,508	214,173	34,144
Net cash used in investing activities[5]	(5,305,894)	(1,597,557)	(254,688)
Net cash provided by/(used in) financing activities	250,000	(805,117)	(128,354)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(124,180)	(89,542)	(14,275)
Net increase in cash, cash equivalents and restricted cash	(4,848,566)	(2,278,043)	(363,173)
Cash, cash equivalents and restricted cash at beginning of period	11,923,155	5,773,734	920,469
Cash, cash equivalents and restricted cash at end of period	7,074,589	3,495,691	557,296

(5)         The amount of cash used in investing activities mainly includes purchases of the fixed term bank deposits with an original maturity of six months to one year. For the first quarter of 2017 and 2018, the amounts of net cashflow out for purchasing the short-term investment are approximately RMB4.8 billion and RMB503.4 million (US$80.3 million) of such deposits, respectively.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	502,870	557,455	88,872
Add:
Share-based compensation expense	251	199,744	31,844
Adjusted net income	503,121	757,199	120,716

Net income	502,870	557,455	88,872
Add:
Depreciation	122,011	176,197	28,090
Amortization	7,595	10,670	1,701
Interest expenses	5,708	773	123
Income tax expenses	166,609	154,280	24,596
EBITDA	804,793	899,375	143,382

Add:
Share-based compensation expense	251	199,744	31,844
Adjusted EBITDA	805,044	1,099,119	175,226

For investor and media inquiries, please contact:

ZTO

Investor Relations Department

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com